Management’s Discussion and Analysis

Exhibit 99.2

MOGO INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2021

DATED: MAY 13, 2021

1 | Page

Management’s Discussion and Analysis

2 | Page

Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of May 13, 2021 and presents an analysis of the financial condition of Mogo Inc. (formerly Difference Capital Financial Inc. (“Difference”)) and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the three months ended March 31, 2021 compared with the corresponding period in the prior year. This MD&A should be read in conjunction with the Company’s interim condensed consolidated financial statements and the related notes thereto for the three months ended March 31, 2021. The financial information presented in this MD&A is derived from our interim condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company was continued under the Business Corporations Act (British Columbia) on June 21, 2019 in connection with the combination with Mogo Finance Technology Inc. (“Mogo Finance”). The transaction was accounted for as a business combination, with Mogo Finance as the accounting acquirer. Accordingly, the financial statements and this MD&A reflect the continuing financial statements of Mogo Finance.

This MD&A is the responsibility of management. The Board of Directors has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries.  The Company presents its interim condensed consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which are subject to copyright, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited consolidated financial statements, annual information form and annual report on Form 40-F can be found on SEDAR at www.sedar.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted EBITDA and adjusted cash net loss to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

3 | Page

Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “outlook”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), anticipated cash needs and its need for additional financing, completion of announced transactions, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements, including our financial outlook, are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Our financial outlook is intended to provide further insight into our expectations for results in 2021 and may not be appropriate for other purposes. This outlook involves numerous assumptions, particularly around member growth & take up of products and services, and we believe it is prepared on a reasonable basis reflecting management’s best estimates and judgements. However, given the inherent risks, uncertainties and assumptions, any investors or other users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

[The rest of this page left intentionally blank]

4 | Page

Management’s Discussion and Analysis

Company Overview

Mogo Inc. a financial technology and digital payments company, is empowering its more than one million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring, ID fraud protection, and personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Mission

Mogo’s mission is to make it easy and engaging for consumers to get financially fit and live a more sustainable lifestyle.

The following key corporate changes, transactions and material contracts are referred to, and assist in understanding this MD&A:

Business Developments

•

In May 2021, we completed the previously announced acquisition of Moka Finance Technologies Inc. (“Moka”), one of Canada’s leading saving and investing apps, for 5.0 million Mogo common shares in an all-stock transaction. The acquisition increases Mogo’s member base to approximately 1.6 million and will bring differentiated saving and investing products to broaden Mogo’s wealth offering (“MogoWealth”).

•	The Moka acquisition has accelerated Mogo’s plan to launch a free stock trading solution for Canadians in 2021, further solidifying its position as the most comprehensive digital wallet in Canada.

•

In April 2021, the Company closed its previously announced strategic investment (the “Investment”) in Coinsquare, Canada’s leading digital asset trading platform, pursuant to which Mogo has acquired a 19.99% ownership interest in Coinsquare for total aggregate consideration consisting of a cash payment of $27.4 million and the issuance of 2.8 million common shares of Mogo to Coinsquare and certain selling shareholders of Coinsquare. The Investment also included rights for Mogo to increase its ownership up to 43% at a fixed price through the exercise of a 12-month call option to acquire additional shares from certain selling shareholders (the “Call Option”) and the exercise of an 18-month warrant to acquire addition shares from Coinsquare under certain conditions (the “Coinsquare Warrant”).

•

On May 13, 2021, Mogo announced its intention to purchase an additional 5.4 million common shares of Coinsquare which would increase Mogo’s ownership in Coinsquare from 19.9% to approximately 37% (the “New Coinsquare Transaction”). The purchase would be completed in two separate transactions consisting of a) the exercise of the Call Option on 3.2 million Coinsquare common shares from certain selling shareholders expected on May 31, 2021 and b) the purchase of 2.2 million common shares of Coinsquare from Riot Blockchain Inc (NASDAQ: RIOT) pursuant to a binding agreement expected to be completed on May 24, 2021. Purchase consideration for the New Coinsquare Transaction is expected to range between $46.9 million and $48.6 million, payable, at Mogo’s option, in cash or common shares. The Coinsquare Warrant, if exercised, would allow Mogo to increase its total ownership interest to approximately 48%, for additional consideration of approximately $60.0 million.

•

On April 28, 2021, the Company sold its investment in Vena Solutions Inc. (“Vena”) for proceeds of $4.7 million, representing a 116% increase from the book value as at December 31, 2020. Mogo’s investment portfolio was acquired as part of its 2019 business combination with Difference Capital Financial Inc and the Vena investment was one of about a dozen equity investments in private technology and e-gaming companies, including Hootsuite, Blue Ant Media, Alida and Tiidal Gaming. Mogo plans to continue capitalizing on monetization opportunities from its investment portfolio going forwards.

•

On January 25, 2021 we closed the acquisition of Carta Solutions Holding Corporation ("Carta"), a leader in digital payment solutions. The acquisition adds a business to business payments platform to the Company and is expected to significantly expand Mogo’s total addressable market by entering the global payments market. Carta’s issuing

5 | Page

Management’s Discussion and Analysis

platform provides processing technology to industry leaders in Europe, Asia, and Canada, and recently announced expansion into the United States and Japan. The Carta acquisition is expected to increase Mogo’s revenue scale and accelerate growth of its high-margin subscription and transaction-based revenue, while strengthening the Company’s digital wallet capabilities, including the development of its peer-to-peer payment solution.

•

In November 2020, we announced the launch of our bitcoin rewards program. Active members receive bitcoin rewards based on account activation, funding, and improving their credit score. In January 2021, we announced the extension of our bitcoin cashback reward program to the MogoCard, whereby participating members earn bitcoin cashback rewards for every purchase made on their MogoCard. In March 2021, we announced an extension of our bitcoin cashback rewards program to include MogoMortgage. Under the program, Mogo members who take out a new mortgage or refinance with Mogo can earn cashback deposited in their bitcoin and rewards account.

•

In July 2020, we announced a new automatic carbon offsetting feature with the MogoCard, designed to help Canadians improve their financial health and the health of the planet through better spending control and automatic carbon offsetting. MogoCard is the only card in Canada that helps fight climate change by automatically offsetting carbon as you spend. MogoCard also allows members to separate their spending into a separate account, avoid credit and limit themselves to a specific budget.

•

In November 2020, we announced that MogoCard now supports Apple Pay®, Google Pay™ and Samsung Pay. This provides MogoCard users with even more options for cashless, contactless payment using their smartphone or other devices, while continuing to get all the benefits and security of MogoCard.

•

In August 2020, we announced that we have established a new referral agreement with EQ Bank, the digital banking platform offered by Equitable Bank, through which Mogo will offer access to EQ Bank’s Savings Plus Account to Mogo members through the Mogo app.

•

In August 2020, we announced that we have established a new referral agreement with Lendful Financial Inc. (“Lendful”), through which Mogo will offer its members access to Lendful’s prime loan products through the Mogo app.

•

In February 2020, we signed a three-year lending partnership (the “goeasy Arrangement”) with goeasy Ltd. (“goeasy”), one of Canada’s largest and most experienced non-prime consumer lenders, enabling Mogo to monetize its lending platform and drive new recurring fee-based revenue, with no capital investment or credit risk from these loans.

Financial Highlights

•

Between December 2020 and February 2021, we raised a total of approximately $81.1 million, net of agent commissions through the issuance of common shares and warrants. On February 24, 2021, we issued to certain individual investors 5.3 million common shares at a purchase price of US$10.10 per share, along with warrants to purchase up to 2.7 million common shares. The aggregate proceeds to the Company were approximately $62.8 million (US$50.1 million), net of agent commissions. Between December 31, 2020 and February 21, 2021, we sold 1.5 million common shares on the NASDAQ for cash proceeds of approximately $18.3 million (US$14.4 million), net of agent commissions, under an at-the-market equity program. The program was terminated on February 21, 2021.

•

In December 2020, we announced plans to make an initial corporate investment of up to $1.5 million in cryptocurrencies, representing approximately 1.5% of Mogo’s total assets as of the end of 2020. To date we have acquired approximately 18 bitcoins at an average purchase price of $42,079 (US$33,083) per bitcoin, and approximately 146 units of Ether at an average purchase price of $3,425 (US$2,777) per unit. This initial financial investment builds on Mogo’s significant product development related investments in bitcoin over the last several years, including MogoCrypto & the bitcoin rewards program.

6 | Page

Management’s Discussion and Analysis

•

In December 2020, we announced the early conversion of our convertible debentures with an aggregate principal amount outstanding of $8.7 million as at December 31, 2020. The early conversion was completed on January 11, 2021 and has resulted in a strengthened balance sheet and reduced interest expense going forward.

•

In September 2020, the Company and its non-convertible debenture holders approved certain amendments to the terms of the debentures, effective July 1, 2020. The amendments include a reduction in the average coupon interest rate, from approximately 14% to approximately 7%, the extension of the maturity date for 50% of the principal balance to January 31, 2023, and the remainder to January 31, 2024, and the choice to settle principal and interest payments at the Company’s option either in cash or the Company’s shares. In connection with the amendment, the Company issued approximately 4.5 million common share purchase warrants to the debenture holders subsequent to the end of the quarter.

•

In Q2 2020, we reduced our cash operating expenses by $5.4 million relative to Q4 2019, a decrease of over 50%, in connection with our cost saving initiatives announced in March 2020 (the "COVID-19 Response Plan"). During Q1 and Q2 2020 we reduced our total workforce by approximately 40% relative to the end of Q4 2019. Based on its business needs, Mogo subsequently facilitated a return to work for some of its employees that had been placed on temporary layoff.

•

In February 2020, we sold the majority of our “MogoLiquid” loan portfolio to goeasy for gross consideration of $31.6 million (the “Liquid Sale”). In conjunction with the Liquid Sale, we repaid and extinguished the Credit Facility – Liquid, which had an outstanding balance of $29.3 million as at December 31, 2019.

•

In January 2020, we extended the term of our strategic marketing collaboration agreement with Canada’s premier news media company, Postmedia Network Inc. (“Postmedia”), for an additional two years to the end of 2022, while decreasing our quarterly payments from $0.5M to $0.3M (the “Postmedia Extension”). We also issued additional 3.5-year warrants to acquire 350,000 common shares of Mogo at an exercise price of $3.54, which along with existing outstanding warrants held by Postmedia, were amended to an exercise price of $1.29 in June 2020 in exchange for Postmedia waiving certain amounts payable by Mogo through December 31, 2020.

Financial Outlook

Based upon the substantial growth opportunities we see across our core businesses, we expect to continue increasing our growth investments to drive accelerating member and revenue growth in 2021. Specifically, we re-iterate our previously communicated financial outlook for 2021:

-	Continued increase in net Mogo member additions in 2021;
-	Accelerated growth in subscription and services revenue in 2021; and
-	Year-over-year growth of 80% to 100% in subscription and services revenue in Q4 2021 as compared to Q4 2020.

Q1 2021 Update on COVID-19 Impact

Daily Operations and Safety

The rapid worldwide spread of COVID-19 has prompted governments to implement restrictive measures to curb the spread of the pandemic. During this period of uncertainty, our priority is to protect the health and safety of our employees, support and enforce government actions to slow the spread of COVID-19, and to continually assess and take appropriate actions to mitigate the risks to our business operations as a result of this pandemic.

In 2020, we implemented a COVID-19 response plan that included a number of measures to safeguard against the spread of the virus at our offices and maintain regular communications with suppliers, customers and business partners to monitor any potential risks to our ongoing operations.  Operationally, Mogo shifted its employees to work remotely in early 2020. Given the digital nature of our business, the customer experience has been wholly unchanged. Given the ongoing, changing and uncertain situation regarding COVID-19, Mogo continues to monitor, evaluate, and adapt to developments as they unfold.

7 | Page

Management’s Discussion and Analysis

Cash Flow and Operating Expenses

In light of continued member growth and better than expected loan book performance across 2020 we have not extended the measures taken in 2020 related to our COVID-19 response plan to 2021. As fintech adoption accelerates in Canada we plan to continue to increase our growth investments including product development and marketing to drive continued member and revenue growth.

In 2020 we took steps to reduce operating expenses and improve cash flow in three key areas: personnel costs, interest costs, and vendor management. We reduced headcount, salaries, and hours in the first half of 2020, and were able to return to regular hours & salary levels for all staff by Q4 2020. We amended our non-convertible debentures in Q3 2020 to significantly reduce our cash interest obligations from approximately 14% to 7%, in addition to providing us the option to settle interest and principal in either Mogo common shares or cash. We worked with vendors to ensure continuity of service at reduced rates, securing significant one-time and ongoing savings of cash operating expenses.

Digital Lending and Customer Support

In Q1 2021, we experienced lower rates of customer default relative to historical levels, which is a continuation of the positive trend established in Q2 2020.

Mogo worked closely with customers to support them through this changing environment and in 2020 launched a Job Loss Action Plan for members, including payment programs for affected loan customers. As of March 31, 2021, no customers remain on any form of loan relief under this plan.

In Q1 2020, we temporarily paused new on-balance sheet loan originations and redirected a portion of loan demand to our lending partner. In Q2 2020, we introduced an enhanced employment and income verification framework to help identify higher risk loan applications and in late Q2 2020, we restarted on-balance sheet loan offers to new customers. In the second half of 2020, we saw a return to moderate loan origination volume to new customers, in addition to loan balance increases to existing customers in good standing, and loans to past customers who had previously paid in full. In the second half of 2020, the volume of early loan repayments reverted closer to historical levels compared to the higher rate of early loan repayments from our customers observed in Q2 2020.

Revenue

In Q1 2021, revenue grew by 14% to $11.4 million compared to $10.0 million in Q4 2020. We expect the positive revenue growth trend from the last two quarters to continue into 2021 as we continue to increase our growth investments and more fully integrate the acquisitions of Carta and Moka.

In 2020 we experienced a decrease in revenues attributable to the measures taken to manage credit risk and reduce operating spend in response to the COVID-19 pandemic. Specifically, as described above, we reduced loan originations compared to historical levels in order to limit credit exposure, and significantly reduced marketing expenses, which resulted in a corresponding decrease in revenue in Q1 2020 to Q3 2020. Additionally, the Liquid Sale in Q1 2020 contributed to a decline in revenues.

Risk Management and Critical Accounting Estimates

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions which may adversely impact our business and results of operations, and the operations of contractors and service providers. The overall economic impacts of COVID-19 could include an impact on our ability to obtain debt and equity financing or potential future decreases in revenue or the profitability of our ongoing operations.  The extent of the impact that this pandemic may have on the Canadian economy and the Company’s business is currently highly uncertain and difficult to predict. Accordingly, there is a higher level of uncertainty with respect to management’s judgements and estimates at this time, particularly as it relates to the measurement of allowance for loan losses and fair valuation of our investment portfolio. We will continue to revisit our judgements and estimates where appropriate in future reporting periods as economic conditions surrounding the COVID-19 pandemic continue to evolve.

8 | Page

Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: revenue, subscription and services revenue, net loss, adjusted EBITDA(1), adjusted cash net loss(1), and Mogo members(1). We evaluate our performance by comparing our actual results to prior year results. The tables below provide the summary of key performance indicators for the applicable reported periods:

The tables below provide the summary of key performance indicators for the applicable reported periods:

($000s, except percentages)
	Three months ended
	March 31, 2021	March 31, 2020	Percentage change
IFRS Measures
Revenue	$11,420	$13,910	(18)%
Subscription and services revenue	6,002	5,811	3%
Net loss	(2,817)	(10,065)	(72)%
Key Performance Indicators(1)
Adjusted EBITDA	(1,066)	544	n/a
Adjusted cash net loss	(4,165)	(5,217)	(20)%

			As at
	March 31, 2021	March 31, 2020	Percentage change
Non-IFRS Non-Financial Measures(1)
Mogo Members (000s)	1,195	1,022	17%

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

9 | Page

Management’s Discussion and Analysis

Revenue

Total revenue for the three months ended March 31, 2021 was $11.4 million compared to $13.9 million in the three months ended March 31, 2020, a decrease of $2.5 million or 18%. The revenue decrease resulted primarily from the strategic sale of a portion of our loan book in Q1 2020, which was aligned with our objective to drive a higher concentration of our revenues from subscription and services as opposed to interest revenue going forwards. We took further steps to reduce our remaining loan book, as we purposely levered down our balance sheet in 2020 to minimize credit risk exposure in light of the COVID-19 pandemic. The decrease in total revenue was partially offset by our transaction processing revenues related to the acquisition of Carta and an increase in transactional volume on our MogoCard and MogoCrypto products in the same periods.

Total revenue for the three months ended March 31, 2021 increased by $1.4 million compared to $10.0 million in Q4 2020, an increase of 14%. This was driven by subscription and services revenue growth of 32% in the period, aided by a substantial increase in MogoCrypto and MogoCard transaction volume. The acquisition of Carta in Q1 2021 further contributed to this increase, which collectively offset a slight decline in loan related revenues. Subscription and services revenue remains the company’s key focus to drive growth in 2021.

Subscription and services revenue

Subscription and services revenue increased to $6.0 million in the three months ended March 31, 2021, a 3% increase from $5.8 million in the same period last year. Subscription and services revenue now represents 53% of total quarterly revenue as compared to 42% in the same period last year and 46% in Q4 2020.

This increase was driven by increased transaction volumes in MogoCrypto and MogoCard products along with the addition of transactional processing revenues from the acquisition of Carta in Q1 2021. This was offset by a reduction in loan related subscription and services revenue resulting from the downsizing of our loan book in 2020.

Subscription and services revenue increased by $1.4 million to $6.0 million in the three months ended March 31, 2021, compared to $4.6 million in Q4 2020, representing a quarter over quarter increase of 32%. This increase was driven by the addition of transactional processing revenues related to Carta, and an increase in active users and transaction volumes on our MogoCrypto and MogoCard products. Transaction volumes for the three months ended March 31, 2021 for MogoCrypto and MogoCard increased by 1,522% and 1,034% respectively as compared to Q1 2020.

Net loss

Net loss was $2.8 million for the three months ended March 31, 2021, a decrease of $7.3 million compared to $10.1 million in the same period last year.

The variance in net loss is due primarily to a $7.5 million improvement in revaluations (gains) and losses primarily attributable to our investment portfolio. In Q1 2021, we recorded a gain of $5.3 million which includes an unrealized gain on the recently announced monetization of our investment in Vena Solutions Inc. (“Vena”), which was subsequently realized in April 2021. In Q1 2020, we recorded a $2.2 million loss due to revaluations primarily driven by the initial impact of COVID-19 on capital markets.

Additionally, net loss improved due to a $1.1 million increase in gross profit in the three months ended March 31, 2021 compared to the same period last year, as the reduction in revenue as described above was more than offset by our decrease in loan loss provision as we continue to experience levels of defaults below historical averages. We experienced an increase in operating expenses related to our resumed investment in growth particularly in marketing expenses, and also due to our acquisition of Carta in Q1 2021. These increases were largely offset by a reduction in credit facility interest expense and debenture interest expense, driven by the full repayment of our Credit Facility- Liquid in Q1 2020, and the full conversion of our convertible debentures into equity in Q1 2021.

10 | Page

Management’s Discussion and Analysis

Adjusted EBITDA(1)

Adjusted EBITDA was a loss of $1.1 million for the three months ended March 31, 2021, a $1.6 million reduction compared to a gain of $0.5 million in the same period last year.

The decrease in adjusted EBITDA was driven primarily by an increase in growth related marketing expenses in the three months ended March 31, 2021. Marketing expenses increased by $1.8 million compared to the same period last year, comprising an increase in performance marketing spend and personnel costs. Additionally, the acquisition of Carta contributed to a reduction in adjusted EBITDA in Q1 2021, as we expand our sales and technology employee base to support the growth of customer contracts expected in 2021. These impacts were slightly offset by a net reduction in technology and development personnel cost compared to the prior period.

After demonstrating strong underlying profitability of our financial model in 2020, including achieving 49% adjusted EBITDA margin in both Q2 and Q3 2020, the Company has turned its focus to investments that it believes will drive long-term member and revenue growth. Specifically, Mogo believes that it has a unique opportunity to leverage its position as fintech adoption accelerates in Canada which is why it is focused on investing in its product and platform during this period.  Specifically, the integration of Moka along with investments in expansion of Carta into the U.S. market and the continued investment in product development including our plans to launch free-stock trading later this year is expected to result in continued negative adjusted EBITDA during the rest of the year.  As always, management will continue to assess its growth investments and adjust these investments when appropriate.

Adjusted cash net loss(1)

Adjusted cash net loss was $4.2 million for the three months ended March 31, 2021, a decrease of 20% compared to $5.2 million in the same period last year.

The $1.0 million improvement in adjusted cash net loss is driven primarily by a $1.1 million improvement in gross profit in the three months ended March 31, 2021, compared to the three months ended March 31, 2020. Additionally, there was $0.8 million less cash investment in intangible assets in the current period. This was partially offset by an overall net increase in other cash expenses, particularly around incremental growth-related cash operating expenses, which offset savings in credit facility interest expense and cash debenture interest expense.

Mogo members

Our total member base grew to 1,195,000 members as at March 31, 2021, from 1,022,000 members as at March 31, 2020, representing an increase of approximately 17% or 173,000 net members. Quarter over quarter, net members increased by 69,000 in Q1 2021, up from 1,126,000 members at December 31, 2020. This represents an acceleration in member growth compared to 52,000 net members added in Q4 2020. The continuous increase in our member base, reflects increased brand awareness through our marketing collaboration agreement with Postmedia and the continuing adoption of the Company’s new and existing products such as MogoCrypto and MogoCard.

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

11 | Page

Management’s Discussion and Analysis

Results of Operations

The following table sets forth a summary of our results of operations for the three months ended March 31, 2021 and 2020:

($000s, except per share amounts)
	Three months ended
	March 31, 2021	March 31, 2020
Total revenue	$11,420	$13,910
Cost of revenue	1,947	5,515
Gross profit	9,473	8,395
Technology and development	4,509	3,799
Marketing	3,040	1,238
Customer service and operations	2,176	2,153
General and administration	4,050	2,855
Total operating expenses	13,775	10,045
Loss from operations	(4,302)	(1,650)
Credit facility interest expense	996	2,566
Debenture and other financing expense	952	1,884
Accretion related to debentures and convertible debentures	310	209
Revaluation (gain) losses	(5,262)	2,161
Other non-operating expenses	1,511	1,595
	(1,493)	8,415
Net loss before tax	(2,809)	(10,065)
Income tax expense	8	—
Net loss	(2,817)	(10,065)
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Unrealized revaluation gain on digital assets	576	—
Foreign currency translation reserve gain	288	—
Other comprehensive income	864	—
Total comprehensive loss	(1,953)	(10,065)

Adjusted EBITDA(1)	(1,066)	544
Adjusted cash net loss	(4,165)	(5,217)
Net loss per share (Basic and fully dilutive)	(0.06)	(0.36)

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

12 | Page

Management’s Discussion and Analysis

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the three months ended March 31, 2021 and 2020:

($000s, except percentages)
	Three months ended
	March 31, 2021	March 31, 2020	Percentage change
Subscription and services revenue	$6,002	$5,811	3%
Interest revenue	5,418	8,099	(33)%
Total revenue	11,420	13,910	(18)%

Subscription and services revenue – represents MogoProtect subscriptions, MogoCard revenue, MogoMortgage brokerage commissions, premium account revenue, net loan protection premiums, MogoCrypto revenue, partner lending fees, transaction processing revenue and other fees and charges.

Interest revenue - represents interest on our long-term loan products. Our long‑term loans fall into two categories: line of credit accounts and installment loans.

Total revenue was $11.4 million for the three months ended March 31, 2021, a decrease of 18% compared to $13.9 million in the same period last year.

The revenue decrease resulted primarily from the previously announced Liquid Sale in Q1 2020. Additionally, we purposely levered down the remainder of our loan portfolio and balance sheet throughout 2021 to minimize credit risk exposure in light of the COVID-19 pandemic. The decrease in total revenue was partially offset by our transaction processing revenue related to acquisition of Carta and an increase in transactional volume on our MogoCard and MogoCrypto products in the same periods.

Subscription and services revenue for the three months ended March 31, 2021 was $6.0 million compared to $5.8 million in the same period of 2020, an increase of $0.2 million or 3%. The increase in subscription and services revenue is primarily due to our transaction processing revenue related to acquisition of Carta and increase in activity on our MogoCard and MogoCrypto products, offsetting declines in loan-related subscription and services revenue resulting from the reduction in our loan portfolio discussed above.

Interest revenue for the three months ended March 31, 2021 was $5.4 million compared to $8.1 million in the same period of 2020, a decrease of $2.7 million or 33%. The decrease in interest revenue is primarily attributable to the Liquid Sale during Q1 2020 and lower average loan book size as discussed above.

Cost of revenue

The following table summarizes the cost of revenue for the three months ended March 31, 2021 and 2020:

($000s, except percentages)
	Three months ended
	March 31, 2021	March 31, 2020	Percentage change
Provision for loan losses, net of recoveries	$1,535	$5,338	(71)%
Transaction costs	412	177	133%
Cost of revenue	1,947	5,515	(65)%
As a percentage of total revenue	17%	40%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our portfolio and is

13 | Page

Management’s Discussion and Analysis

based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions.

Cost of revenue was $1.9 million for the three months ended March 31, 2021, a decrease of 65% compared to $5.5 million in the same period last year. The decrease in cost of revenue is largely driven by a specific $1.2 million additional provision expense recorded in Q1 2020 in response to the onset of the COVID-19 pandemic which did not recur in Q1 2021. Additionally, the Liquid Sale resulted in the elimination of recurring provision expense on that portion of the loan portfolio effective in Q2 2020. Further, ongoing provision for loan losses were lower in Q1 2021 as compared to Q1 2020, as Mogo continues to experience lower than historical average defaults despite the economic challenges presented by the COVID-19 pandemic.

We believe we are adequately provisioned to absorb any potential future material shocks to the loan book as a result of any further deterioration in COVID-19 conditions. Please note that IFRS 9 requires the use of forward-looking indicators when measuring ECL, which can result in upfront recognition of expenses prior to any actual occurrence of a default event. As a result of uncertain economic conditions arising from the COVID-19 pandemic, we have applied a probability weighted approach in applying these forward-looking indicators to measure incremental ECL. This approach involved multiple stress scenarios and a range of potential outcomes. Factors considered in determining the range of ECL outcomes include varying degrees of possible length and severity of a recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty, the extent to which government subsidies will continue to be available as the COVID-19 pandemic continues, and the level of loan protection insurance held by customers within our portfolio. We will continue to revisit assumptions under this methodology in upcoming quarters as economic conditions evolve.

Transaction costs are expenses that relate directly to the onboarding and processing of new customers (excluding marketing), including expenses such as credit scoring fees, loan system transaction fees and certain fees related to the MogoCard and MogoProtect programs, and transaction processing costs related to the Carta business. Transaction costs were $0.4 million for the three months ended March 31, 2021, an increase of 133% compared to $0.2 million in the same period last year, primarily due to transaction processing costs related to Carta.

Technology and Development Expenses

The following table provides the technology and development expenses for the three months ended March 31, 2021 and 2020:

($000s, except percentages)
	Three months ended
	March 31, 2021	March 31, 2020	Percentage change
Technology and development	$4,509	$3,799	19%
As a percentage of total revenue	39%	27%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and information technology infrastructure employees. Associated expenses include third‑party data acquisition expenses, professional services, expenses related to the development of new products and technologies and maintenance of existing technology assets, depreciation, amortization of capitalized software costs related to our technology platform, and for the comparative period only, hosting costs relating to servers and bitcoin mining equipment.

Technology and development expenses were $4.5 million for the three months ended March 31, 2021, an increase of 19% compared to $3.8 million in the same period last year. Technology and development expenses as a percentage of total revenue increased from 27% to 39% for the three months ended March 31, 2021, an increase of 12% compared to the same period last year. This increase is primarily due to new non-cash amortization expense in Q1 2021 associated with the $22.3 million intangible assets recognized on the purchase price allocation of our acquisition of Carta this quarter. Additionally, there was an overall increase in personnel costs arising from the Carta acquisition as a result of increased employee headcount.

The capitalization of technology and development expenses for the three months ended March 31, 2021 was $1.2 million compared to $1.8 million in the same period of 2020, a decrease of $0.7 million or 36%. The variance is primarily related to the decrease in average employee headcount related to capitalized projects during the period.

14 | Page

Management’s Discussion and Analysis

As the Company continues in 2021, we anticipate further increasing our growth investment in technology and development in order to capitalize on opportunities that we believe will strengthen Mogo’s product service offerings and drive long-term member and revenue growth. Specifically, these include investments in the development of a free stock trading solution, a peer-to-peer payments solution, enhancements to our MogoCard and MogoCrypto products, the addition of Moka’s saving and investing products and the expansion of Carta into the U.S. digital payments market, which represents the largest portion of the US$500 billion North American payments market. We believe that these strategic investments are critical to unlocking and integrating the full potential of Mogo’s value proposition to consumers, and will create a holistic and comprehensive user experience that positions us to drive accelerated long-term growth and user adoption.

Marketing Expenses

The following table provides the marketing expenses for the three months ended March 31, 2021 and 2020:

($000s, except percentages)
	Three months ended
	March 31, 2021	March 31, 2020	Percentage change
Marketing	$3,040	$1,238	146%
As a percentage of total revenue	27%	9%

Marketing expenses consist of salaries and personnel‑related costs, direct marketing and advertising costs related to online and offline customer acquisition (paid search advertising, search engine optimization costs, and direct mail), quarterly payments to Postmedia, public relations, promotional event programs and corporate communications.

Marketing expenses were $3.0 million for the three months ended March 31, 2021, an increase of 146% compared to $1.2 million in the same period last year. Marketing expenses as a percentage of total revenue increased from 9% to 27% for the three months ended March 31, 2021, an increase of 18% compared to the same period last year. The increase for the three months ended March 31, 2021 is primarily due to higher expenses on social media marketing and other promotional activities to support growth of our business. Following our conscious reduction in marketing activities in 2020, we have ramped marketing expense back up in 2021 in support of return to growth initiatives.

Customer Service and Operations Expenses

The following table provides the customer service and operations expenses (“CS&O”) for the three months ended March 31, 2021 and 2020:

($000s, except percentages)
	Three months ended
	March 31, 2021	March 31, 2020	Percentage change
Customer service and operations	$2,176	$2,153	1%
As a percentage of total revenue	19%	15%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses were $2.2 million for the three months ended March 31, 2021, an increase of 1% compared to $2.2 million in the same period last year. CS&O expenses as a percentage of total revenue increased from 15% to 19% for the three months ended March 31, 2021, an increase of 4% compared to the same period last year. The increase in CS&O expense is primarily due to a increase in personnel costs.

15 | Page

Management’s Discussion and Analysis

General and Administration Expenses

The following table provides the general and administration expenses (“G&A”) for the three months ended March 31, 2021 and 2020:

($000s, except percentages)
	Three months ended
	March 31, 2021	March 31, 2020	Percentage change
General and administration	$4,050	$2,855	42%
As a percentage of total revenue	35%	21%

G&A expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

G&A expenses were $4.0 million for the three months ended March 31, 2021, an increase of 42% compared to $2.9 million in the same period last year. G&A expenses as a percentage of total revenue increased from 21% to 35% for the three months ended March 31, 2021, an increase of 14% compared to the same period last year. The increase in the current quarter is primarily due to increased personnel cost upon the acquisition of Carta, along with an increase in professional fees, insurance and non-cash stock compensation expenses compared to the same period last year.

Credit Facility Interest Expense

The following table provides a breakdown of credit facility interest expense for the three months ended March 31, 2021 and 2020:

($000s, except percentages)
	Three months ended
	March 31, 2021	March 31, 2020	Percentage change
Credit facility interest expense – Other	996	1,657	(40)%
Credit facility interest expense – Liquid	$—	$909	(100)%
Total credit facility interest expense	996	2,566	(61)%
As a percentage of total revenue	9%	18%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility – Other, and prior to the Liquid Sale in Q1 2020 our Credit Facility – Liquid which has now been repaid in full. It includes interest expense and the amortization of deferred financing costs.

Credit facility interest expense for the three months ended March 31, 2021 was $1.0 million compared to $2.6 million in the same period of 2020, a decrease of $1.6 million or 61%. Credit facility interest expense as a percentage of total revenue decreased from 18% to 9% for the three months ended March 31, 2021.

The decrease in credit facility interest expense was driven by the extinguishment of the Credit Facility – Liquid during Q1 2020, a reduction in the interest rate on the Credit Facility – Other to 10.5% from 14.5% effective July 2, 2020, and repayments of the Credit Facility - Other resulting in lower related interest payments.

16 | Page

Management’s Discussion and Analysis

Other Income and Expense

The following table provides a breakdown of other income and expense by type for the three months ended March 31, 2021 and 2020:

($000s, except percentages)
	Three months ended
	March 31, 2021	March 31, 2020	Percentage change

Debenture and other financing expense	$952	$1,884	(49)%
Accretion related to debentures and convertible debentures	310	209	48%
Gain on acquisition, net of transaction costs	—	—	n/a
Revaluation (gain) losses	(5,262)	2,161	n/a
Other non-operating expenses	1,511	1,595	n/a
Total other (income) expense	(2,489)	5,849	(143)%
As a percentage of total revenue	(22)%	42%

Total other income was $2.5 million for the three months ended March 31, 2021, an increase of $8.3 million compared to the same period last year. Total other income as a percentage of total revenue decrease from 42% to (22%) for the three months ended March 31, 2021 compared to the same period last year. Change in total other (income) expense  was primarily attributable to the revaluation gain on investments of ($5.3) million during Q1 2021 compared to a loss of $2.2 million.

Debenture and other financing expense primarily consist of interest expense related to our non-convertible and convertible debentures and interest expense related to our lease liabilities resulting from the adoption of IFRS 16. Debenture and other financing expense decreased by 49% for the three months ended March 31, 2021. The decrease is primarily related to the amendments made to the terms of the debentures, effective July 1, 2020 resulting in the reduction in the average coupon interest rate, from approximately 14% to approximately 7%. Additionally, the convertible debentures were fully converted to equity in Q1 2021 and no longer contribute to debenture expense.

Accretion related to debentures and non-convertible debentures increased by $0.1 million for the three months ended March 31, 2021. The increase is due to debenture related accretion after amendment to the debentures on September 30, 2020.

Revaluation gains for the three months ended March 31, 2021 are primarily due to unrealized gains booked on our investment portfolio related to the fair market value adjustment of certain companies within the portfolio. In Q1 2021, we recorded a gain of $5.3 million which includes an unrealized gain on the recently announced monetization of our Vena investment, which was subsequently realized in April 2021. Comparatively in Q1 2020, we recorded a $2.2 million loss due to revaluations primarily driven by the initial impact of COVID-19 on capital markets.

In Q1 2021, Mogo completed a US$54.0 million registered direct offering of common shares and common share purchase warrants. By virtue of the warrants having an exercise price denominated in USD, different than Mogo’s functional currency, the warrants are classified as a derivative liability as opposed to equity on the balance sheet. The Company has recorded a fair value loss of $0.3 million related to the derivative stock warrants during Q1 2021. If the exercise price of these warrants had been denominated in CAD, the warrants would have been classified as equity with no subsequent revaluations through profit and loss. As a result of this transaction, the portion of total transaction costs incurred with respect to the offering that is proportionate to the fair value of the derivative liability as a percentage of the total USD$54.0 million proceeds, was recognized to net loss during the quarter. The $1.5 million expense was recorded to other non-operating expenses.

17 | Page

Management’s Discussion and Analysis

Other Comprehensive Income and Loss

The following table provides a breakdown of other comprehensive income and loss by type for the three months ended March 31, 2021 and 2020:

($000s, except percentages)
	Three months ended
	March 31, 2021	March 31, 2020	Percentage change
Unrealized revaluation gain on digital assets	576	—	n/a
Foreign currency translation reserve gain	288	—	n/a
Other comprehensive income	864	—	n/a

Total other comprehensive income was $0.9 million for the three months ended March 31, 2021, an increase of $0.9 million compared to the same period last year.

Following the financial investment in bitcoin in Q1 2021, the Company has recognized digital assets as indefinite lived intangible assets measured under the revaluation model at fair value and recognizes cumulative fair value gains relating to these digital assets through other comprehensive income, and cumulative fair value losses to the extent that they reverse previously recognized cumulative gains through other comprehensive income. See Note 3 of the financial statements for our detailed accounting policy.

Unrealized revaluation gains on digital assets were $0.6 million for the three months ended March 31, 2021, an increase of $0.6 million compared to the same period last year. These gains are due to increases in the market price of bitcoin across the quarter.

From the date of the acquisition of Carta in Q1 2021, the Company consolidates foreign operations with functional currencies denominated in a foreign currency. The assets and liabilities of foreign operations are translated to CAD using exchange rates at the reporting date whilst their income and expenses are translated to CAD using exchange rates at the dates of the transactions. Foreign currency differences arising are recognized in other comprehensive income or loss.

Foreign currency translation reserve gains were $0.3 million for the three months ended March 31, 2021, an increase of $0.3 million compared to the same period last year. These gains are due to fluctuations in foreign currency exchange rates across the quarter.

Selected Quarterly Information

($000s, except per share amounts)
	2021	2020				2019
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Income Statement Highlights
Total revenue	$11,420	$10,002	$9,774	$10,559	$13,910	$15,018	$15,029	$14,867
Net (loss) income	(2,817)	(2,849)	1,019	(1,550)	(10,065)	(6,188)	(6,033)	6,401
Net (loss) income per common share (basic and fully diluted)	(0.06)	(0.09)	0.04	(0.06)	0.36	(0.24)	(0.22)	0.27
Non-IFRS Financial Measures(1)
Adjusted EBITDA	(1,066)	1,052	4,825	5,197	544	2,295	1,081	1,587

18 | Page

Management’s Discussion and Analysis

Key Quarterly Trends

We have experienced continued quarter over quarter revenue growth since Q3 2020, driven by continuous growth in our subscription and services revenue and increasing uptake in our broadening portfolio of products along with the addition of transaction processing revenues related to the acquisition of Carta. Year over year total revenues primarily reflect a decrease in loan origination volumes due primarily to the sale of our Liquid loan portfolio in Q1 2020, and discontinuation of bitcoin mining operations in Q3 2019.

In Q1 2021, net (loss) income  is relatively better than 2019 and first quarter of 2020 driven by a $5.3 million unrealized gain on our investment portfolio in the current quarter. Net (loss) income performed well in Q2 2020 to Q4 2020 relative to the prior periods due to a significant reduction in our operating costs during COVID-19. In Q1 2020 and prior, fluctuations in net (loss) income were driven by changes in non-cash related items such as the gain on acquisition in Q2 2019, and the initial Q1 2020 COVID-19 related charges to loan loss provision and unrealized loss on investments.

Adjusted EBITDA generally fluctuated within the same range from Q2 2019 to the end of 2019, and the decline in Q1 2020 was primarily attributable to the initial upfront COVID-19 allowance recorded to loan loss provision expense in that quarter, based on our estimate of future losses that would result from worsening economic conditions associated with COVID-19. During Q2 2020 and Q3 2020, the improvement in Adjusted EBITDA is driven primarily by a dedicated plan implemented in late March 2020 to significantly reduce operating expenses, and strong loan book performance despite the COVID-19 pandemic, whereas for last two quarters, adjusted EBITDA decreased due to our resumed investment in growth expenses, for which there is a timing lag between expenditure and revenue growth.

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

19 | Page

Management’s Discussion and Analysis

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at March 31, 2021 and December 31, 2020:

($000s)		As at
	March 31, 2021	December 31, 2020
Cash	$95,467	$12,119
Loans receivable, net	46,386	47,227
Investment portfolio	24,195	18,445
Total assets	251,196	104,468
Total liabilities	110,939	99,232

Total assets increased by $146.7 million during the three months ended March 31, 2021. The increase is primarily due to $54.2 million of goodwill and other intangible assets related to Carta and net cash proceeds of $87.4 million from issuing of common shares including shares issued in lieu of warrants and stock options.

Total liabilities increased by $11.7 million during the three months ended March 31, 2021. The increase is primarily due to the $16.1 million derivative stock warrants recognized in connection with the USD denominated exercise price of warrants issued under the US$54.0 million registered direct offering in Q1 2021, partially offset by the conversion of convertible debentures.

Loans receivable

The following table provides a breakdown of loans receivable as at March 31, 2021 and December 31, 2020:

($000s)		As at
	March 31, 2021	December 31, 2020
Gross loans receivable	$55,568	$56,113
Allowance for loan losses	(9,182)	(8,886)
Net loans receivable	46,386	47,227

The gross loans receivable portfolio was $55.6 million as at March 31, 2021, a decrease of $0.5 million or 1% compared to the balance as at December 31, 2020, the decrease being primarily attributable to principal repayments on our line of credit loan products.

($000s)
	Three months ended March 31, 2021	Year ended December 31, 2020	Three months ended March 31, 2020
Allowance for loan losses, beginning of year	$8,886	$16,020	$16,020
Derecognition of allowance associated with loan sale	—	(2,131)	(2,131)
Provision for loan losses	1,861	9,451	5,672
Loans charged-off	(1,565)	(14,454)	(4,416)
Allowance for loan losses, end of year	9,182	8,886	15,145

The allowance for loan losses is reported on the Company’s balance sheet and is netted against gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the ECL inherent in our loan portfolio. Refer to Note 4 of the interim condensed consolidated financial statements for a breakdown of gross loans receivable and allowance for loan losses by aging category based on their IFRS 9 ECL measurement stage. The Company assesses its

20 | Page

Management’s Discussion and Analysis

allowance for loan losses at each reporting date. Increases in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the interim condensed consolidated statement of operations and comprehensive loss.

The allowance for loan losses was $9.2 million as at March 31, 2021, an increase of $0.3 million compared to December 31, 2020, due primarily to new loan originations and a slight adjustment to provisioning rates.

The allowance for loan losses as a percentage of gross loans receivable remained relatively flat at 16.5% in Q1 2021 compared to 15.8% in Q4 2020. As at March 31, 2021, the allowance still includes an incremental allowance in respect of potential future losses arising from COVID-19 as a result of the requirement under IFRS 9 to account for forward-looking indicators when determining the allowance. We believe that the COVID-19 related allowance is adequate to absorb any material shocks to the loan book as a result of COVID-19 conditions. It should be noted that this upfront COVID-19 related allowance has already been reflected in our provision for loan losses in the consolidated statements of operations and comprehensive loss. Refer to the “Cost of revenue” section above for further discussion of the impact of COVID-19 on the provision for loan losses.

The Company reserves and charges off consumer loan amounts to the extent that there is no reasonable expectation of recovery, once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loan amounts previously charged off are credited against the provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb expected credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

Transactions with Related Parties

Related party transactions during the three months ended March 31, 2021 include transactions with debenture holders that incur interest. The related party debentures balance as at March 31, 2021 totaled $338,000 (December 31, 2020 – $358,000). The debentures bear annual coupon interest of 8.0% (December 31, 2020 – 8.0%) with interest expense of $7,000 for the three months ended March 31, 2021 (three months ended March 31, 2020 – $11,000). The related parties involved in such transactions were (i) a member of the family of Gregory Feller, a director and officer of the Company; (ii) David Feller, a director and officer of the Company; and (iii) key management personnel and members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

Off‑Balance Sheet Arrangements

We have no off‑balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

21 | Page

Management’s Discussion and Analysis

Liquidity and Capital Resources

To date the Company has funded its lending activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuance of common shares, convertible debentures, warrants, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The business combination between the company (formerly Difference Capital Financial Inc.) and Mogo Finance Technology Inc. in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio valued at $24.2 million as at March 31, 2021 which the Company is actively seeking to monetize. In the first quarter of 2020, the Company completed the Liquid Sale: being the sale of a majority of its MogoLiquid loan portfolio for total gross consideration of $31.6 million, using the proceeds to extinguish its Credit Facility - Liquid. In order to support its growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

We manage our liquidity by continuously monitoring revenues, expenses and cash flow compared to budget.  To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market conditions and support its long-term growth. Management expects that they will be able to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures, in each case as they become due and payable. The debentures are subordinated to the Credit Facility – Other which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of Credit Facility – Other, being July 2, 2022.

On December 31, 2020, the Company established an at-the-market equity program to raise funds for operational expenditures, to maintain the Company’s working capital balances, and for general corporate purposes. The Company sold 1,524,759 common shares on the NASDAQ and received cash proceeds of approximately $18.3 million (US$14.4 million), net of agent commission. The program was terminated on February 21, 2021.

On February 24, 2021, the Company issued to certain individual investors an aggregate of 5,346,536 common shares at a purchase price of US$10.10 per common share and received cash proceeds of approximately $62.8 million (US$50.1 million), net of agent commission. In a concurrent private placement, Mogo completed the issuance to the investors of unregistered warrants to purchase up to an aggregate of 2,673,268 common shares at an exercise price of US$11.00 at any time prior to the date which is three and a half years following the data of issuance. A portion of the net proceeds from the offering were used to fund the cash component of the investment in Coinsquare, with the remaining net proceeds to be used for general corporate and working capital purposes.

22 | Page

Management’s Discussion and Analysis

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three months ended March 31, 2021 and 2020:

($000s)
	Three months ended
	March 31, 2021	March 31, 2020
Cash (used in) operating activities before investment in gross loans receivable(1)	$(2,762)	$(355)
Proceeds from sale of loan book	—	31,572
Cash invested in loans receivable	(1,021)	(2,028)
Cash provided by (used in) operating activities	(3,783)	29,189
Cash provided by (used in) investing activities	70	(1,871)
Cash provided by (used in) financing activities	86,543	(31,210)
Net increase (decrease) in cash for the period	82,830	(3,892)

Net cash increase in the three months ended March 31, 2021 was $82.9 million inflow compared to ($3.9) million outflow during the same period last year. The increase is primarily due to net cash inflow of $81.3 million from issuance of common shares and $5.9 million related to proceeds from common shares issued from the exercise of warrants. The prior period includes proceeds of $31.6 million from sale of our MogoLiquid loan book, which we used primarily to pay down our Credit Facility- Liquid.

Cash provided by (used in) operating activities

Our operating activities consist of our subscription and services revenue inflows, our cash operating and interest expense outflows, as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash provided by (invested in) operating activities before investment in gross loans receivable was ($2.8) million in the three months ended March 31, 2021, compared to ($0.4) million in the same period last year. This increase is primarily due to higher cash operating expenses primarily related to Carta acquisition.

Cash invested in loans receivable was ($1.0) million in the three months ended March 31, 2021, compared to ($2.0) million in the same period last year. This was the result of management reducing net loan originations relative to the same period last year in light of the COVID-19 pandemic and sale of Liquid loan book in February 2020.

In the three months ended March 31, 2021, cash provided by (used in) operating activities was ($3.8) million outflow, compared to $29.2 million inflow in the same period last year, due to the reasons above along with $31.6 million of proceeds from the Liquid Sale in February 2020.

Cash used in investing activities

Our investing activities consist primarily of capitalization of software development costs, purchases of property, equipment and software, investment in digital assets and cash acquired in a business combination. The cash flow may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

For the three months ended March 31, 2021, cash provided by investing activities was $0.1 million inflow, compared to ($1.9) million outflow in the same period last year. This is primarily due to $2.1 million cash acquired in Carta acquisition partially offset with our investment in digital assets of $0.8 million.

23 | Page

Management’s Discussion and Analysis

Cash provided by (used in) financing activities

Historically, our financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures, and borrowings and repayments on our credit facilities.

Cash (used in) provided by financing activities in the three months ended March 31, 2021 was $86.5 million inflow, primarily due to net cash inflow of $81.3 million from issuance of common shares, $5.9 million related to proceeds from common shares issued on the exercise of warrants and proceeds of $0.3 million on account of stock option exercises, partially offset with $0.5 million of debenture principal repayment. Comparatively for the same period last year, cash (used in) provided by financing activities was ($31.2) million, driven primarily by the payoff of our Credit Facility- Liquid.

Contractual Obligations

The following table shows contractual obligations as at March 31, 2021. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures as they become due and payable.

($000s)	2021	2022	2023	2024	2025	Thereafter
Commitments - operational
Lease payments	1,139	1,446	1,297	1,206	1,240	2,727
Trade payables	7,360	—	—	—	—	—
Accrued wages and other expenses	4,469	—	—	—	—	—
Interest – Credit Facilities	2,951	1,967	—	—	—	—
Interest – Debentures	2,325	2,986	1,875	352	—	—
Purchase obligations	789	1,052	—	—	—	—
	19,033	7,451	3,172	1,558	1,240	2,727
Commitments – principal repayments
Credit Facility – Other	—	37,476	—	—	—	—
Debentures	1,552	2,183	19,972	19,234	—	—
	1,552	39,659	19,972	19,234	—	—
Total contractual obligations	20,585	47,110	23,144	20,792	1,240	2,727

Disclosure of Outstanding Shares

The authorized capital of Mogo consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of May 13, 2021, no preferred shares have been issued and the following common shares, and rights to acquire common shares, were outstanding:

Class of Security	Number outstanding (in 000s) as at May 12, 2021
Common shares	64,798
Stock options	4,701
Restricted share units	79
Common share purchase warrants	5,111

24 | Page

Management’s Discussion and Analysis

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk, the Company’s significant risk and related policies are described further in the notes to the Company’s annual consolidated financial statements for the year ended December 31, 2020 and interim condensed consolidated financial statements for the three months ended March 31, 2021.

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Adjusted EBITDA and adjusted cash net loss are both non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers.

Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net loss and comprehensive loss excluding depreciation and amortization, stock-based compensation, non-cash warrant expense, one-time provision for excise tax, credit facility interest expense, debenture and other financing expense and related accretion, gain on acquisition, revaluation (gains) and losses and other non-operating (income) expenses. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends. The following table presents a reconciliation of adjusted EBITDA to net loss and comprehensive loss, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended
	March 31, 2021	March 31, 2020
Net loss	$(2,817)	$(10,065)
Depreciation and amortization	2,418	2,225
Stock‑based compensation	557	214
Non-cash warrant expense	269	(245)
Credit facility interest expense	996	2,566
Debenture and other financing expense	952	1,884
Accretion related to debentures and convertible debentures	310	209
Revaluation (gain) losses	(5,262)	2,161
Other non-operating expenses	1,511	1,595
Adjusted EBITDA	(1,066)	544

25 | Page

Management’s Discussion and Analysis

Adjusted net loss and adjusted cash net loss

Adjusted net loss is a non-IFRS financial measure that we calculate as net loss and comprehensive loss excluding stock-based compensation, revaluation (gains) and losses, net, and other non-operating expenses. This measure differs from adjusted EBITDA in that adjusted net loss includes depreciation and amortization, credit facility interest expense and debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s overall financial performance.

Adjusted cash net loss is a non-IFRS financial measure that excludes from adjusted net loss depreciation and amortization, deferred financing costs and non-cash interest expense, which are expenses recognized in the period that do not impact cash flow in that period, as well as other non-operating (income) and expenses. It also deducts capitalized intangible assets which are cash outflows in the period that get capitalized to the statement of financial position, rather than expensed through the statement of operations and comprehensive loss.  Adjusted cash net loss is a measure used by our management and Board to evaluate core cash flow trends within the business. We believe that the adjustment out of net loss of certain non-cash related items, and inclusion of recurring capitalized cash costs, provides a useful gauge of underlying net cash flow in the business, excluding impacts of timing differences from changes in working capital.

The following table presents a reconciliation of adjusted net loss and adjusted cash net loss to net loss and comprehensive loss, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended
	March 31, 2021	March 31, 2020
Net loss	(2,817)	(10,065)
Stock‑based compensation	557	214
Non-cash warrant expense	269	(245)
Revaluation (gain) losses	(5,262)	2,161
Other non-operating expenses	1,511	1,595
Adjusted net loss	(5,742)	(6,340)

Depreciation and amortization	2,418	2,225
Deferred financing cost amortization	—	222
Accretion related to debentures and convertible debentures	310	209
Convertible debenture non-cash interest	32	315
Capitalization cost of intangible assets	(1,183)	(1,848)
Adjusted cash net loss	(4,165)	(5,217)

26 | Page

Management’s Discussion and Analysis

Non-Financial Measures

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoProtect, MogoSpend, MogoMortgage, MogoCrypto, our premium account subscription offerings, free credit score with free monthly credit score monitoring, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoProtect, MogoSpend, MogoMortgage, MogoCrypto, and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance.  Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada.

Critical Accounting Estimates

The preparation of the interim consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the capitalization of intangible assets, valuation of long-lived assets, allowance for loan losses, valuation of privately held investments, share-based payments, income taxes, valuation of goodwill and acquired intangible assets, derivative stock warrants and judgments surrounding the accounting for digital assets, which are described further in the notes to the Company’s consolidated financial statements for the twelve months ended December 31, 2020 and interim condensed consolidated financial statements for the three months ended March 31, 2021.

Changes in Accounting Policies including Initial Adoption

Recent IFRS standards adopted in 2021

Certain new or amended standards and interpretations became effective on January 1, 2021 or later, but do not have an impact on the interim condensed consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2020, except for the new policies discussed in note 3 to the interim condensed consolidated financial statements.

Controls and Procedures

The Company’s CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

27 | Page

Management’s Discussion and Analysis

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. As at March 31, 2021, management assessed the design of the Company’s ICFR and concluded that such ICFR is appropriately designed, and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company's ICFR during the period that have materially affected, or are likely to materially affect, the Company's ICFR.

28 | Page